

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

By U.S. Mail and facsimile: (515) 222-2346

Mr. David D. Nelson
Chief Executive Officer and President
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

     Re: West Bancorporation, Inc.
       Form 10-K for fiscal year ended December 31, 2009
       Form 10-Q for the period ended September 30, 2010
       <u>**File Number 000-49677**</u>

Dear Mr. Nelson:

   We have reviewed your filing and your responses dated June 7, 2010 to our letter of May 21, 2010 and we have the following comment:

<u>Form 10-K for the year ended December 31, 2009</u>
<u>Item 11. Executive Compensation</u>
<u>Summary compensation table, page 16</u>

1. We note your response to comment 12 of your letter dated June 7, 2010. We cannot agree with your conclusion that no one other than Mr. Winterbottom serves in an executive officer capacity as defined by Rule 3b-7 of the Exchange Act. Please revise your Form 10-K to satisfy the requirements of Item 402(a)(3)(iii).

   Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

        Sincerely,

        Michael Clampitt
        Attorney- Advisor